Mail Stop 4561

September 25, 2007

Mr. Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation
General Partner of Morgan Stanley Principal Plus Fund, LP
330 Madison Avenue
8th Floor
New York, NY   10017

   Re: **Morgan Stanley Principal Plus Fund, LP**
     Form 10-K for the year ended December 31, 2006
     Filed March 23, 2007
     File No. 000-18314

Dear Mr. Davis:

  We have reviewed your filing and have the following comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 31, 2006

Note 1 – Summary of Significant Accounting Policies

1. You disclose that the consolidated financial statements include the accounts of the Partnership and the Trading Company and that the ownership of Demeter in the Trading Company represents a minority interest in the Partnership. You also disclose in Note 2 that Demeter initially invested $200,000 of General Partnership Interest in the Trading Company. In light of the fact that Demeter is the General

Partner of the Trading Company, please tell us how you determined that it was appropriate for you to consolidate the Trading Company into your financial statements. Please cite the specific accounting guidance that you are relying upon.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief